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Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2004	2003
Earnings before fixed charges:
Income before income taxes and minority interest	$503	$470
Plus: Fixed charges	266	230
Less: Minority interest (pre-tax) in mandatorily redeemable preferred interest in a subsidiary	—	3
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	6	6

Earnings available to cover fixed charges	$763	$691

Fixed charges (a):
Interest, including amortization of deferred financing costs	$228	$193
Minority interest (pre-tax) in mandatorily redeemable preferred interest in a subsidiary	—	3
Interest portion of rental payment	38	34

Total fixed charges	$266	$230

Ratio of earnings to fixed charges	2.87x	3.00x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs and capitalized interest) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:
	March 31,
	2004	2003
Incurred by the Company's PHH subsidiary	$68	$48
Related to the debt under management and mortgage programs incurred by the Company's vehicle rental subsidiary	65	59
All other	95	86

The 2004 amounts are not comparable to the 2003 amounts due to the adoption of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," on July 1, 2003.

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  Exhibit 12
Cendant Corporation and Subsidiaries COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)